Exhibit 99.1

Report on Fighting Against Forced Labour and

Child Labour in Supply Chains Act Report

For the Financial Year Ended December 31, 2023

Report on Fighting Against Forced Labour and Child Labour in Supply Chains Act Report For the Financial Year Ended December 31, 202

Contents

About this Report

About our Business

Our structure, activities and supply chains

Our structure

Our activities

Our supply chains

Our policies and due diligence process

Potential supply chains risks of forced labour and child labour

Remediation measures and loss of income

Assessing effectiveness

Training

Approval and Attestation

Report on Fighting Against Forced Labour and Child Labour in Supply Chains Act Report For the Financial Year Ended December 31, 202

ABOUT THIS REPORT

This report is produced by Osisko Development Corp.1 (“Osisko Development”, “Company”, or “our”) for the financial year ended December 31, 2023. It is the first report (“Report”) to meet the requirements of Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (S.C. 2023) (the “Act”).

The Report sets out the steps taken by Osisko Development to prevent and reduce the risk that forced labour or child labour is used at any step of the production of goods in Canada or elsewhere or of goods imported into Canada by Osisko Development.

About our Business

Osisko Development is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company is dedicated to practicing responsible mining, aiming to establish socially and environmentally sustainable mining operations that support generations to come in surrounding communities.

Osisko Development is committed to acting ethically and with integrity in all its operations, business, and transactions to minimize the risk of forced labour and child labour in its business and supply chains.

Our structure, activities and supply chains

Our structure

Osisko Development is a publicly owned Canadian federal corporation listed on the TSXV as “ODV” and registered in Quebec, Canada.

Osisko Development owns, through its subsidiaries, development projects gold mines located in the Cariboo Gold Project located in the historic Cariboo Mining District of central British Columbia, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico.

Our activities

Osisko Development is developing past-producing gold mines. As part of its operations, the Company collaborates closely with its contractors, including with respect to mine development, material transportation, processing and distribution, and equipment purchase. These activities are conducted with a commitment to sustainable, environmental and social practices.

Our supply chains

Osisko Development relies on a diverse pool of suppliers to provide goods and services to support our exploration, development, construction, mining, processing, transportation, and sustainability activities. Some of Osisko Development’s suppliers have supply chains extending beyond Canadian borders.

1 Corporation number: 1252807-0

Report on Fighting Against Forced Labour and Child Labour in Supply Chains Act Report For the Financial Year Ended December 31, 202

Osisko Development’s procurement operations are conducted through a dedicated procurement function.

In 2023, the largest category of goods and services procured by Osisko Development included: mining equipment, fuel, professional services, and contracted labour, including contractors to support all our activities.

Our policies and due diligence processes

Osisko Development’s policies establish our dedication to conducting business in a lawful, ethical, and responsible manner and our commitment to prevent forced labour and child labour in our activities. Our policies outline the Company’s standards for acceptable business conduct and are reviewed and updated annually by our executive team and by the Board of Directors. Osisko Development’s policies are accessible to employees, officers, directors, third-party suppliers and contractors, and stakeholders, and are published on our website and internal communications channels. We require our business partners and suppliers within our supply chain to abide by Osisko Development’s standards and policies.

The below summarizes the Company’s key policies and standards relating to human rights and recognizing and addressing risks related to forced labour and child labour within our operations and supply chains. These policies and standards apply across Osisko Development’s controlled entities (including all our majority-owned and -operated sites and our exploration projects).

Code of Ethics2

Osisko Development requires its employees, officers, directors, and business partners to adhere to and comply with the Company’s Code of Ethics. Additionally, our employees, directors, and officers renew their Code of Ethics undertaking and are reminded of its principles annually. The Code of Ethics requires, among other commitments, our employees, directors, and officers to ensure the following:

•	a healthy working environment and safe working conditions;

•	non-discriminatory, equal employment opportunities; and

•	the respect of individuals, their integrity and dignity.

Additionally, the Code of Ethics forbids the offering of bribes and improper payments and sets out regulations for the giving and receiving of gifts and donations. These commitments help our employees, directors, and officers reduce the risk of forced or child labour in our operations and supply chains.

2 https://osiskodev.com/wp-content/uploads/2024/02/ODV_Code_of_Ethics-November-8-2023.pdf.

Report on Fighting Against Forced Labour and Child Labour in Supply Chains Act Report For the Financial Year Ended December 31, 202

Whistleblowing Policy3

Osisko Development advocates for a zero-tolerance policy towards retaliation against whistleblowers. Osisko Development provides anonymous channels as well as other avenues for any person, whether internal or external to our operations, to report any concerns, misconduct, or suspected violations of any applicable laws, regulations, or any of Osisko Development’s policies. The channels through which reports can be made include a hotline which can be accessed online or via telephone. The Whistleblowing Policy:

•	promotes a “speak-up” culture;

•	mandates the reporting of any confirmed or suspected breaches of laws, regulations, or our policies; and

•	protects whistleblowers from retaliation.

Contractual terms and conditions

Osisko Development makes commercially reasonable efforts to have our contractors and suppliers comply with the Code of Ethics.

Potential supply chain risks of forced labour or child labour

Osisko Development recognizes that the risk of forced labour and child labour is greater within our supply chains compared to our own operational activities. Furthermore, certain individuals, sectors, and geographic locations within our supply chains may be at higher risk of forced labour and child labour.

As such, the Company has identified the following categories of goods as being the most notable potential risks of forced labour and child labour within our supply chains:

•	mining equipment and associated inputs which may be sourced from a variety of jurisdictions and suppliers;

•	other goods manufactured in regions considered at higher-risk of forced labour or child labour; and

•	clothing and personal protective equipment.

The measures Osisko Development takes to mitigate the risk of forced labour and child labour in our operations include our policies and procedures outlined above, in addition to other risk management strategies.

Remediation measures and loss of income

In 2023, Osisko Development did not implement any remediation measures as no instances of forced labor or child labor were identified in our operations or supply chains.

3 https://osiskodev.com/wp-content/uploads/2024/02/ODV_Internal_Whistle_Blowing_Policy-November-8-2023.pdf.

Report on Fighting Against Forced Labour and Child Labour in Supply Chains Act Report For the Financial Year Ended December 31, 202

In the event of forced labour or child labour occurring despite our preventative efforts, we will address the situation in accordance with our commitments, policies and standards.

Assessing effectiveness

Osisko Development is dedicated to ensuring that neither forced labor nor child labor is present within our operations or our supply chains. To assess the effectiveness of our diligence processes, Osisko Development is committed to:

•	reviewing periodically our supplier base to identify potential risks;

•	identifying and mitigate risks wherever they arise; and

•	annually reviewing our policies related to child and forced labour prevention.

Training

Osisko Development is committed to ensuring that its employees, directors, and officers have access to training pertaining to our Code of Ethics. Osisko Development is in the process of developing consistent training modules for our employees.

Attestation and approval

This Report was approved pursuant to subparagraph 11(4)(a) of the Act by the Board of Directors of Osisko Development Corp.

In my capacity as a Director of Osisko Development and not in my personal capacity, I make this attestation, in accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for Osisko Development Corp.

Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

DATED on this 27 of March 2024.

Sean Roosen

Chief Executive Officer and Chair of the Board of Directors

Osisko Development Corp.